

Mail Stop 3561

October 25, 2016

<u>Via Email</u>
Mr. Peter C. Mitchell
Senior Vice President and Chief Financial Officer
Coeur Mining, Inc.
104 S. Michigan Ave.
Suite 900
Chicago IL 60603

Re: **Coeur Mining, Inc.**
Form 10-K
Filed February 10, 2016
File No. 1-08641

Dear Mr. Mitchell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Financial Results
2015 Compared to 2014
Income and Mining Taxes, page 38

1. Your discussion on page 38 of MD&A indicates that your effective tax rate was 6.7% in 2015 as compared to an effective tax rate of 26.5% for 2014. Your discussion also indicates that the effective tax rate is impacted by recurring items such as foreign exchange rates on deferred tax balances, the impacts of mineral interest impairments, the full valuation allowance on the deferred tax assets in the United States and certain foreign jurisdictions, mining tax expense and uncertain tax position accruals. However, you provide no discussion or insight into the specific factors or circumstances that caused your effective tax rate to decline from 26.5% in 2014 to 6.7% in 2015. Please revise

future filings to provide a discussion of the specific facts or circumstances that resulted in this significant change in your effective tax rate. Please provide your proposed disclosure as part of your response.

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 20 – Supplemental Guarantor Information, page 86

2. Your disclosure in Note 20 indicates that each of your subsidiary guarantors is 100% owned by Coeur and the guarantees are full and unconditional. Please revise future filings to also disclose whether the guarantees are joint and several. Refer to the requirements outlined in Rule 3-10(f) of Regulation S-X.

Quarterly Report on Form 10-Q for the Quarter ended June 30, 2016
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Performance Measures, page 41

3. In your reconciliation of net income (loss) to the non-GAAP measure, adjusted net income (loss), you reflect a reconciling adjustment for the tax effect of adjustments. Please revise to explain how you calculated or determined the tax effect of adjustments. Refer to the guidance in Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Linda Cvrkel, Staff Accountant at (202) 551-3813 or me at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters or for any other questions.

Sincerely,

/s/ Joel Parker

Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining